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INVEST IN **BLISSDIVORCE**

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Reach a divorce agreement without the cost, time and conflict of attorneys

blissdivorce.com　Los Altos CA

| Software | Technology | Main Street | AI | B2C |

OVERVIEW　UPDATES　WHAT PEOPLE SAY　ASK QUESTION

Highlights

(1)　Successful Fundraising — Raised over $1.2 million

2. Exceptional Team — Strong product/technical founders with c-level LegalTech experience

3. Large Stable Market — 1M divorces, $27B per year

4. Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys

5. Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces

6. Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys

7. High Growth Potential - Market share of just 5% in top 25 US states = $160M annual revenue (not guaranteed)

8. Accelerator - One of 7% of applicants accepted to the highly successful NewChip accelerator

Our Team



Scott Seidewitz Founder/CEO

New products and brand strategy expert who has generated 100's of millions in revenue as an entrepreneur and advisor. MIT graduate degree and C-level consultant to LegalZoom.

We've been through divorces. We've seen friends and family go through divorces. It's a high conflict, expensive process where no one wins. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.



Dan Hirsch Founder/CTO & Head of Product Development

Ph.D. in computer science. Managed multi-functional teams of 100+ at McAfee/Intel and successfully guided agile product development for two startups.



Sheila Tan Founder/Board Chair

Former CMO of LegalZoom and Align Technology (Invisalign); led product innovation and delivered significant top line growth at both companies.

SEE MORE

Reach a Divorce Agreement Without the Time, Cost and Conflict of Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, when emotions run high and spouses are not getting along. So they hire opposing attorneys, which results in an expensive, drawn-out, painful process.

BlissDivorce has created a better approach. Using AI-based online dispute resolution technology, we guide couples through a convenient process to reach an agreement and move on with their lives without the time, cost, and frustration of attorneys—even in a contentious divorce in which spouses are not getting along. With a huge market and experienced leadership team, BlissDivorce is poised to deliver significant revenue and social impact.

The current process creates conflict...

In most divorces, spouses hire opposing attorneys. This creates an adversarial, drawn out process that stokes conflict and runs up large legal bills. It benefits no one—except the attorneys.





And a lot of pain.

It's not surprising this system leads to high dissatisfaction and pain. In 40+ in-depth interviews, people consistently told us about four pain points during the divorce process:

- It's too expensive – average costs of $15-30K are a huge hit on most families' savings. An Ohio State study found that divorce, on average, wipes out 77% of a family's wealth.

- It takes too long – Cases drag on 11-17 months, extending the trauma and pain.

- Confusing process – It's difficult to figure out on your own, and attorneys don't spend much time explaining things. People feel helpless going through the process.

- Difficult to reach agreement – It's difficult to agree on things even when you're getting along. It's even harder in the emotionally charged situation of a divorce.



High Cost
$25K average attorney fees

Confusing Process
Leading to feelings of frustration and helplessness

Pain Points



Lengthy Time
11-17 mos. when
attorneys involved

Hard to Reach Agreement
Especially when spouses not
getting along

At BlissDivorce, we have a new vision

Our new vision for the divorce experience: two spouses are empowered to create the best agreement for <u>them</u>, even if they're not getting along. Our driving principle is that the best people to work out a divorce agreement are the spouses themselves.





We developed breakthrough innovations

To bring this vision to life, we've developed three key innovations:

- **Affordable, transparent pricing** – Average selling price of $3,000 is a huge savings vs. attorneys. Proprietary algorithm predicts the cost if you go to an attorney, demonstrating the enormous savings of BlissDivorce.



Your BlissSavings
Estimated based on the **unique circumstances** of your divorce.

Attorney Fee for your case*	BlissDivorce Fee for your case
$18,200 - $21,800 (plus filing fees)	$2,950 (plus filing fees)


No BlissSavings
VS
Your BlissSavings
$15,250 - $18,850
*Estimated in your state and county

- **Personalized, guided experience** – Spouses guided through a step-by-step process that dramatically reduces time—from 11-17 months to 1-2 months. We tailor the experience to the user's emotional state and offer an ecosystem of support services along the way (e.g. name change, online counseling, establishing credit).


Your Personalized, Step-by-Step Divorce Process
Please hover on each step for more information.
Your Information
Invite Your Spouse
Complete Modules
Resolve Disagreements
File Agreement to Court
Your Modules
We'll walk you step-by-step through each module, and you only need to go through the modules that are relevant to your case.
Child Custody & Visitation
Home
Child & Spousal Support
Pets
Bank Accounts & Investments
Personal Possessions
Other Assets
Debts & Other Obligations
Business Interests

- **Disputes identified and resolved through the platform** – We've developed the next generation of online dispute resolution (ODR) tools to empower couples to work out their differences, even in a contentious divorce. Current ODR is highly effective at resolving monetary disputes of up to $5 million. We've adapted this technology to resolve the relational disputes that arise in a divorce, like what to do with the home and what the child custody and visitation agreement should be. Our patented tools will be honed and improved over time using machine learning.


Resolution Tool 2
Option Rankings
Based on your and John's rankings, we identified one possible compromise:
QUESTIONS
OPTIONS
YOUR RANK
JOHN'S RANK
BOTH WILLING TO CONSIDER?
Regular Parenting Time
60% of time with Jen
40% of time with John
Family home
Continue to own jointly home
Would you like to propose this compromise to Jo
Yes
No
Congratulations, John accepted your offer!
You have resolved 4 of 6 issues!
Please continue to the next Resolution Tool to resolve your final disagreements.
TAKE A BREAK
CONTINUE

We're investing to build trust

While BlissDivorce is a fully online experience, we provide a variety of human support when users need it:

- Customer Support Coaches available at every step to help with the process

- Ask an Attorney – click to instantly chat or talk by phone with an attorney (fee per 15 min)

- Virtual Mediators to work out any final areas of disagreement

- Optional attorney review of final agreement (additional charge)

 *Customer Support Coaches – Available 24/7*

 *100% refund if a lawyer negotiates a settlement you like better*

These human backstops will help build trust and confidence, as will our 100% money-back guarantee. If an attorney negotiates an agreement you like better, you get a full refund. This shows our confidence in our product at low risk—few people will go to the expense of taking us up on this.

We're learning in the market

To start learning and gather data for our dispute resolution tools we launched a minimum viable product (MVP) in California in late 2020. Our MVP uses human mediators to resolve disputes.

So far results have been promising. We have gathered real case information from almost 50 paid customers, providing detailed quantitative data on divorce disputes. No company before BlissDivorce has ever captured this type of detailed data, and it will be **an economic moat keeping us ahead of future competitors.**

We have already used this data to design new situation-specific dispute resolution tools.


BlissDivorce MVP
Fully integrated with Plaid to import accounts
Mobile Homepage
Get divorced without the time, cost and conflict of attorneys
Online Platform screen captures

Customer feedback on our MVP so far has been positive, showing strong product-market fit. Our engineering team has continually improved the product, adding two modules and making constant improvements to our user experience and conversion pathway. Additional modules and dispute resolution tools are under development and will be deployed in the coming months.

A Huge Opportunity

With a huge market of one million divorces every year in the U.S., we have a big opportunity at even modest share levels. Just a 5% market share in the 25 largest U.S. states results in $160M annual revenue. We believe there is potentially a multi-billion dollar growth opportunity by expanding into other markets (EU) and applying our ODR technology to other legal verticals.


Total Revenue
(Transaction + Affiliate + Add-On + Subscription)
$250,000,000
$200,000,000
Low
Medium
High
$238,000,000
(7.5% share)
$159,800,000


$150,000,000
$100,000,000
$50,000,000
$0
(5% share)
$121,800,000
$82,400,000
$78,300,000
(2.5% share)
$57,800,000
$39,700,000
$43,100,000
$11,300,000
$25,000,000
$1,400,000
$6,200,000
Year 1
375 cases
LA Co. Only
Year 2
1,700 Cases
California
Year 3
6,900 cases
CA + 4 states
Year 4
12,000 cases
CA + 10 states
Year 5
22,000 Cases
CA + 24 states

Graph contains forward-looking projections that cannot be guaranteed

Transactional revenues will be supplemented by a large ecosystem of support services to meet the many needs of people going through a major change in their lives. We estimate affiliate and referral commissions from these services of $750 per client, followed by significant recurring revenue for on-going services such as life coaching, online counseling and dating services.


Significant monetization during and after divorce
Ecosystem of Support Services
Transaction Fee $3,000
Real Estate Sales & Appraisals
Credit Cards
Will & Trust
Name Change
Banking Services
Business Appraisal
Financial Planning
Digital Document Storage
Credit Score Services
Dating Services
Online Community
Personal Coaching
Online Counseling
Parenting App
Recurring monetization of key support services
Transaction Fee
$3,000 per client
Ecosystem of Support Services
~ $750 per client
Post-Divorce Recurring Services
~$? per client

Note: above info contains forward-looking statements which cannot be guaranteed.

An Exceptional Team

Finally, we have a truly exceptional team who can make our vision for BlissDivorce a reality.

Our **leadership team** has deep experience in startups, LegalTech and divorce law:



Scott Seidewitz
Founder/CEO
- MIT MBA and former P&G Brand Manager
- New product and brand strategy expert
- C-level consultant to LegalZoom
- Start-up experience with successful exit



Dan Hirsch
Founder/CTO
- Lean product development expert
- Ph.D. in computer science
- Left 13 year career at McAfee and Intel to join BlissDivorce
- Experience at two startups



Sheila Tan
Founder/Board Chair
- Former CMO of LegalZoom and Invisalign
- Ex-P&G Brand Manager
- Advisor to many startups



Randy Kessler
Founder/Spokesperson
- High-profile divorce attorney
- Past Chair, Family Law Section of the American Bar Association
- Appears regularly on CNN, CourtTV and other media outlets

We've assemble a **high-performance product development team** based in Argentina:



Matias Carranza
Product Architect
- Extensive engineering and management experience at ThirdLove, Mercado Libre, Intel and McAfee



Nacho Alessio
Senior Software Engineer
- Previous experience at ThirdLove, Mercado Libre and Disney



Javier Glastein
Senior Software Engineer
- Previous experience at Mercado Libre and Intel



Julieta Raggio
UX Strategist/Designer



Marite Sganga
Senior UI Designer

Our advisory team includes legal tech experience, legal experience and **some of the world's top online dispute resolution (ODR) thought leaders:**



Leah Wing
ODR Thought Leader
- National Center for



Jin Ho Verdonschot
ODR Thought Leader
- Justice Technology



Vikki Rogers
ODR Thought Leader
- International Association

   

Technology and Dispute Resolution, UMass Amherst

Architect, Arag (world's largest legal insurer)

for Contract and Commercial Management



Scott MacDonell
LegalTech Advisor
• Former Director of Marketing, LegalZoom
• Co-founder, BizCouncil



Robert Sanders
Legal Advisor
• Experienced family law attorney

BlissDivorce is one of those rare opportunities to not only build a large, disruptive business, but also have a positive social impact. By making divorce less costly, time consuming and contentious, we will spare many families the pain and financial hardship of the current system. We hope you'll join us in the exciting and important venture.

.

Downloads

[Randy Video v.1.MOV](#)

[BlissDivorce Concept Test Results WeFunder.pdf](#)

[BlissDivorce Deck 2022-07-07.pdf](#)